Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Bank
in	6M16	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	(703)	(2,938)	2,961	3,654	1,779	2,664
Income/(loss) from equity method investments	(69)	(210)	(231)	(240)	(144)	(134)
Pre-tax earnings from continuing operations	(772)	(3,148)	2,730	3,414	1,635	2,530
Fixed charges:
Interest expense	5,293	9,990	9,908	11,307	14,757	16,464
Interest portion of rentals [1]	255	528	618	632	629	580
Preferred dividend requirements	0	0	53	236	231	216
Total fixed charges	5,548	10,518	10,579	12,175	15,617	17,260
Pre-tax earnings before fixed charges	4,776	7,370	13,309	15,589	17,252	19,790
Noncontrolling interests	2	(7)	445	669	333	901
Earnings before fixed charges and provision for income taxes	4,774	7,377	12,864	14,920	16,919	18,889

Ratio of earnings to fixed charges	0.86	0.70	1.22	1.23	1.08	1.09
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
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